SRT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(e)(d) under the Securities Exchange Act of 1934.

SRT SECURITIES LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SRT Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SRT Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SRT Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SRT Securities LLC's management. Our responsibility is to express an opinion on SRT Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SRT Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as SRT Securities LLC's auditor since 2020.

New York, New York

March 19, 2021

SRT SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

ASSETS

Assets:

Cash and cash equivalents	$ 1,170,718
Receivable from clearing organizations, net	1,206,137
Floor brokerage receivables, net	916,327
Other commission receivables	231,607
Right-of-Use Asset	644,344
Property and equipment (net of accumulated depreciation and amortization of $1,091,266)	49,464
Deferred income tax assets	27,711
Due from member	396,882
Restricted cash	52,473
Other assets	83,626
Total assets	$ 4,779,289

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$ 1,652,718
Accrued compensation	866,764
Capital Leases	689,585
Loan Payable	452,937
Total liabilities	3,662,004
Member's equity	1,117,285
Total liabilities and member's equity	$ 4,779,289

NOTE 1 - ORGANIZATION

SRT Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Cboe Exchange, Incorporated, NYSE Arca, Inc., the BOX Exchange LLC, C2, and the National Futures Association. In April 2019, the Company changed its name from Israel A. Englander & Co., LLC. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company, for the entirety of the year ended December 31, 2020, operated and continues to operate, without exception, under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Property and equipment

Property, equipment, and software are stated at cost less accumulated depreciation and amortization. The Company depreciates computers, other equipment, furniture and fixtures using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Art	Indefinite
Software	3-4 years
Computer and other equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or lease term

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company bought and sold securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation was satisfied on the trade date because that was when the underlying financial instrument or purchaser was identified, the pricing was agreed upon and the risks and rewards of ownership were transferred to/from the customer.

Commissions and related clearing expenses

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis. The Company recognizes income from its various membership exchanges for Maker/Taker rebates and the Payment for Order Flow.

Interest and dividend income/expense

The Company recognizes interest income on the accrual basis and dividend income on the ex-dividend date.

Compensated absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences related to unused vacation time, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of unused vacation time when actually paid to the employees.

Income taxes

The Company is a disregarded entity, for tax purposes, and therefore is included as part of the tax returns filed by SRT Securities Inc. (the "Parent"). The Parent is exempt from federal and most state income taxes. The Company calculates state and local income taxes as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Leases

The Company adopted ASU No. 2016-02, Leases (ASC Topic 842) effective January 1, 2019 with all the available practical expedients, retroactively. There was no retained earnings impact on the adoption of ASC 842. The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) assets at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental

borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated lease liability, in accordance with the SEC Division of Trading and Markets' noaction relief dated October 2018.

The Company recognizes the cost short-term leases (duration of 12 months or less) in the statement of operations on a straight-line basis over the term of the lease.

Subsequent events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 2, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

New accounting and authoritative guidance
In January 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginnings after December 15, 2020. The Company adopted the new standard as of January 1, 2019.

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting*

Revenue Gross versus Net). This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this guidance does not have a material impact on the Company's financial statements.

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this guidance does not have a material impact on the Company's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public companies that are not SEC filers, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other organizations, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this standard does not have a material impact on the Company's financial statements.

NOTE 3 -   RECEIVABLE FROM CLEARING ORGANIZATIONS, NET

Receivable from clearing organizations, net, represents cash held at Merrill Lynch Professional Clearing Corp., Cowen and Company LLC, and Vision Financial Markets LLC at December 31, 2020.

NOTE 4 - **FLOOR BROKERAGE RECEIVABLES, NET**

Floor brokerage receivables, net, represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition, net of an allowance for doubtful accounts of $9,158. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

NOTE 5 - **OTHER ASSETS**

The major components of other assets consist of the following:

The Company had one receivable from a related party totaling $396,882. This receivable is non-interest bearing and is payable on December 31, 2021.

The remaining other assets consist of miscellaneous receivables and prepaid expenses that are due in the ordinary course of business.

NOTE 6 - **PROPERTY AND EQUIPMENT**

Property and equipment is summarized as follows:

Art	$ 49,464
Software	154,244
Computer and other equipment	130,613
Furniture and fixtures	80,217
Leasehold improvements	726,192
	1,140,730
Less accumulated depreciation and amortization	(1,091,266)
	$ 49,464

NOTE 7 - **NOTE PAYABLE**

On April 20, 2020 ("effective date"), the Company signed a Paycheck Protection Program Term Note ("Note") in the amount of $452,937. The Note contains provisions for the forgiveness of the facility, subject to program requirements outlined in Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act. Loan forgiveness is subject to the sole approval of the Small Business Administration. The Company is eligible for loan forgiveness in an amount equal

to payments made during the 24-week period beginning on the Effective Date, with the exception that no more than 40% of the amount of loan forgiveness may be for expenses other than payroll expenses. The Company intends to apply for forgiveness of the PPP Loan with respect to these covered expenses. Any amounts outstanding under the Note shall accrue interest at a rate of 1%. The Note is a two-year loan with a maturity date of April 20, 2022. Monthly principal and interest payments are deferred for ten months after the end of the covered period of the Company's Note forgiveness ("Deferral Period"). After such Deferral Period, and after taking into account any Note forgiveness applicable to the Note pursuant to the Act, any remaining principal and accrued interest will be payable in substantially equal monthly installment over the remaining months left until April 20, 2022.

As of March 19, 2021, the outstanding balance of the Note in the amount of $452,937 is recorded as loan payable.

NOTE 8 - <u>**INDEMNIFICATIONS**</u>

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 - <u>**NET CAPITAL REQUIREMENT**</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, at $250,000. At December 31, 2020, the Company had net capital of $716,088, which exceeded its requirement by $466,088.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2020 the Company was in compliance with all such requirements.

NOTE 10 -   <u>**INCOME TAXES**</u>

As previously noted, the Company is a wholly-owned subsidiary of SRT Securities Inc. (an S-Corporation). The entities are not subject to federal taxation. State and local income taxes are calculated as if the companies filed on a separate return basis.

The benefit for income taxes for the year ended December 31, 2020 is as follows:

Current income tax expense	$ 3,795
Deferred income tax benefit	(4,711)
	$ (916)

Temporary differences giving rise to the deferred tax asset consist primarily of the allowance for doubtful accounts and depreciation. There was no valuation allowance for the year ended December 31, 2020.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2017.

NOTE 11 -   <u>**DERIVATIVE FINANCIAL INSTRUMENTS**</u>

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result

in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options

The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into option contracts to speculate on the price movements of the financial instruments underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy and sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had $973,191 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of floor brokerage and clearing organization receivables. The amount of credit risk related to floor brokerage receivables is

limited due to the large number of customers comprising the Company's customer base. The Company has cash on deposit with several clearing organizations. The amount of credit risk associated with the clearing organization receivables is $1,206,137 and is reflected in the statement of financial condition.

NOTE 13 - <u>**COMMITMENTS, CONTINGENCIES AND GUARANTEES**</u>

The Company has operating leases for office space in New York and Florida under agreements extending through May 2024 and July 2021, respectively. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset and related lease liability.

Undiscounted minimum annual rentals are as follows:

Years ending December 31,	Operating
2021	$ 220,452
2022	227,432
2023	234,412
2024	88,995
2025	-
	$ 771,291

Liability as of 12/31/2020	$ 689,585
Short-term liability (less than 12 months)	$ 220,452
Long-term liability	$ 469,133
Difference between undiscounted cash flows (long-term liability) and discounted cash flows	$ 302,158
Weighted average remaining lease term in months	41.00
Weighted average discount rate	6.50%

In accordance with FASB ASC 450, Accounting for Contingencies, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a party to various litigation matters and claims, which are normal in the course of business, and while the results of the litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, that the final outcome of such matters will not have a materially adverse effect on its position.